Exhibit 99.2

6190 Agronomy Road, 6/F Vancouver, B.C. V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME REPORTS THIRD QUARTER RESULTS

Vancouver, Canada, November 13, 2006 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the third quarter ended September 30, 2006. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on September 30, 2006, the exchange rate was CAD$1.00 = US$0.8947.

Corporate Development
The following significant events have occurred since our last quarterly report:

•
In September 2006, we announced that RSD1235 has been assigned the name vernakalant hydrochloride by the United States Adopted Names (USAN) Council. All future references to RSD1235 (iv) will now be vernakalant (iv), and references to RSD1235 (oral) will be vernakalant (oral). The commercial brand name for vernakalant (iv) will be finalized in the coming months.

•	In September 2006, we announced positive top-line results for the two dosing groups for our recently-completed Phase 2a pilot study of vernakalant (oral).

•
In October 2006, the Company announced that it filed a short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission. The short form base shelf prospectus and U.S. base shelf registration statement became effective October 23, 2006. These filings provide for the potential offering in Canada and the United States of up to an aggregate of US$150 million of common shares from time to time in one or more offerings over the next 25 months. The term of such future offerings, if any, will be established at the time of such offerings.

Results of Operations
Net loss for the third quarter of 2006 (Q3-2006) was $12.0 million, or $0.23 per share, compared to a net loss of $29.5 million, or $0.58 per share for the same period in 2005 (Q3-2005). The decrease in net loss was largely due to the write-down of intangible assets in fiscal 2005 related to the discontinuation of our Oxypurinol program for congestive heart failure.

Total revenue for Q3-2006 was $2.4 million, a decrease of $2.3 million from $4.7 million for Q3-2005. The decrease in revenue was attributable to decreased licensing fees and research collaborative fees from our partner Astellas as clinical programs related to vernakalant (iv) are near completion.

Research and development costs for Q3-2006 were $10.9 million, compared to $9.1 million for Q3-2005. General and administration expenses were $3.9 million, an increase of $2.0 million from $1.9 million in Q3-2005. The increase was largely due to increased wages and benefits, consulting and professional fees related to the increased costs of corporate governance, and expanded business development activities. Amortization expenses increased to $0.5 million for the quarter from $0.2 million for Q3-2005. Stock-based compensation, a non-cash item included in operating expenses, was $2.5 million for the quarter, as compared to $1.2 million for the same period in 2005.

Liquidity and Outstanding Share Capital
As of September 30, 2006, the Company had cash, cash equivalents and short-term investments of $49.8 million.

As of October 26, 2006, the Company had 53,608,516 common shares issued and outstanding, 4,788,052 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.97 per share and 55,789 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$5.12 per share.

Conference Call Notification
Cardiome will hold a teleconference and webcast on Monday, November 13, 2006 at 4:30pm EST (1:30pm PST). Please dial 866-249-1964 or 416-644-3427 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome and its co-development partner Astellas Pharma US, Inc. are working toward re-submitting a New Drug Application for vernakalant (iv) following receipt of a Refusal to File letter from the FDA in May 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

Expressed in Canadian dollars. Prepared in accordance with Canadian GAAP.	September 30, 2006	December 31, 2005
Cash and cash equivalents	$8,865,619	$9,304,620
Short-term investments	40,919,014	64,651,005
Amounts receivable	4,322,781	7,121,712
Prepaid expenses	1,132,876	1,549,590
Total current assets	55,240,290	82,626,927
Property and equipment	4,521,443	4,357,123
Intangible assets	3,440,327	2,815,189
Deferred financing costs	229,073	-
Total assets	$63,431,133	$89,799,239

Current liabilities	$11,528,066	$13,012,226
Deferred revenue	448,930	-
Long-term portion of deferred leasehold inducement	1,162,689	1,291,232
Future income tax liability	107,000	289,000
Shareholders’ equity	50,184,448	75,206,781
Total liabilities and shareholders’ equity	$63,431,133	$89,799,239

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF OPERATION AND DEFICIT

	For the Three Months Ended		For the Nine Months Ended
Statements of Loss and Deficit	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Revenue
Licensing fees	$448,929	$1,228,826	$1,945,362	$3,646,409
Research collaborative fees	1,952,435	3,432,962	5,642,094	9,432,280
	2,401,364	4,661,788	7,587,456	13,078,689

Expenses
Research and development	10,865,235	9,111,841	31,108,896	32,560,836
General and administration	3,889,737	1,913,803	9,990,095	6,030,437
Amortization	458,247	217,362	1,217,664	2,372,036
Write-down of intangible assets	-	23,322,608	-	23,322,608
	15,213,219	34,565,614	42,316,655	64,285,917
Operating loss	(12,811,855)	(29,903,826)	(34,729,199)	(51,207,228)

Other income
Interest and other income	688,555	617,149	2,137,698	1,244,031
Foreign exchange gain (losses)	107,793	(3,290,352)	(2,428,164)	(1,856,808)
	796,348	(2,673,203)	(290,466)	(612,777)

Loss before income taxes	(12,015,507)	(32,577,029)	(35,019,665)	(51,820,005)
Future income tax recovery	42,000	3,105,000	182,000	7,082,000
Net Loss for the period	(11,973,507)	(29,472,029)	(34,837,665)	(44,738,005)
Deficit, beginning of period	(168,297,459)	(107,324,648)	(145,433,301)	(92,058,672)
Deficit, end of period	$(180,270,966)	$(136,796,677)	$(180,270,966)	$(136,796,677)
Basic and diluted loss per common share[1]	$(0.23)	$(0.58)	$(0.66)	$(0.93)
Weighted average number of outstanding common shares	53,180,499	51,098,981	52,706,757	47,916,391
1Basic and diluted net income (loss) per common share based on the weighted average no. of common shares outstanding during the period.